UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NEXTEST SYSTEMS CORPORATION

(Name of Subject Company)

NEXTEST SYSTEMS CORPORATION

(Name of Persons Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

652909102

(CUSIP Number of Class of Securities)

Robin Adler

Chairman and Chief Executive Officer

Nextest Systems Corporation

875 Embedded Way

San Jose, California 95138

(408) 960-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

Sheryl L.R. Miller

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6342

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(4)	Notice to Nextest Optionholders, dated January 10, 2008.
(a)(5)	Notice to Nextest Director Optionholders, dated January 10, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

NEXTEST SYSTEMS CORPORATION

By:	/s/ Jim Moniz
Name: Title:	Jim Moniz Vice President/Chief Financial Officer

Dated: January 10, 2008